29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8555

May 30, 2007

VIA EDGAR AND FACSIMILE

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               THQ Inc.
Form 10-K/A for the Fiscal Year Ended
March 31, 2006
Filed January 19, 2007
File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of our Form 10-K/A for the Fiscal Year Ended March 31, 2006 filed on January 19, 2007 (the “10-K/A”) as contained in your letter dated May 18, 2007 (the “May 18 Letter”).

We understand that the purpose of your review is to assist us in clarifying the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to clarify and/or explain the disclosures contained in the 10-K/A.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K/A for the fiscal year ended March 31, 2006 filed January 19, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Restatement of Consolidated Financial Statements, page 32

Comment:

1.               We note your disclosures on page 32 where you indicate that in consideration of the adverse tax consequences under Section 409A, the Company unilaterally corrected the affected options that remain outstanding to increase the exercise price to the fair market value of your common stock on the revised measurement date, and to give the option holders a cash payment equal to the difference between the initial exercise price and the increased exercise price.  Tell us how you determined that the Company could unilaterally make this change and please provide the specific provisions of your Stock Option Plan that the Company relied upon in making this determination.

Response:

The Compensation Committee of the Company’s Board of Directors (“Committee”) determined that pursuant to the terms of the compensatory stock plans under which the affected options were granted, the Committee possesses the authority to authorize the Company to make the corrections that were made to the affected options.  The affected options were granted under the following two stock plans: (i) the THQ Inc. Amended and Restated 1997 Stock Option Plan, (the “1997 Plan”) (filed with the Commission as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005), and (ii) the Third Amended and Restated Non-executive Employee Stock Option Plan (the “NEEP”) (filed with the Commission as Appendix C to the Company’s Proxy Statement on Schedule 14A filed July 3, 2003) (collectively, the 1997 Plan and the NEEP are referred to as the “Plans”).

The Plans grant the Committee the authority to interpret the Plans and the application thereof, including determining the exercise price of each option awarded under such Plans.  Section 1.2 of the 1997 Plan and Section 1.3 of the NEEP provide this authority.  These sections also provide that all such interpretations, rules, regulations and conditions of the Committee shall be final, binding and conclusive on the recipients of awards granted under the Plans.  Section 2.2 in each of the Plans states that the purchase price of an option shall not be less than 100% of the “fair market value” of a share of common stock of the Company on the date of grant of such option.  “Fair market value” is defined in Section 2.1 of the 1997 Plan and Section 1.2 of the NEEP as the closing transaction price of a share of common stock as reported in the exchange where the common stock is listed, on the date as of which such value is being determined.

The Committee determined, as a result of the internal investigation of the Company’s historical stock option grant practices, that certain options had stated exercise prices that were not equal to the fair market value of the Company’s common stock on the date of grant.  In accordance with this determination and pursuant to the powers granted to it in Section 1.2 of the 1997 Plan and Section 1.3 of the NEEP, the Committee directed the Company to correct the errors that were made with respect to the affected options so that the exercise price of such options would comply with the terms and conditions required by the 1997 Plan and the NEEP regarding the minimum exercise price permitted under the Plans.  Pursuant to the Plans, such authorization by the Committee is final, binding and conclusive with respect to the option recipients.

Comment:

2.               We further note that the Company estimates that the cash payment resulting from this modification will be approximately $2.4 million which will be made in the fourth quarter of fiscal 2007 and the Company will account for the impact of the corrected options as a stock option modification under SFAS 123(R).  Revise to include the estimated incremental expense to the Company resulting from the modification to your affected options.  In this regard, in addition to the $2.4 million compensation expense, disclose the estimated amount by which the fair value of the options will change as a result of such modifications.

Response:

We have revised this disclosure in Amendment No. 2 on Form 10-K/A, filed with the Securities and Exchange Commission on May 30, 2007 (“Amendment No. 2”), as requested.  Specifically, we expanded our disclosure of the December 2006 stock option modification to include the $0.7 million of additional compensation cost incurred due to the increase in the fair value of the modified options as a result of the cash payment. We also clarified the amount of additional expense, $0.9 million, we recognized based on our plan to compensate individuals who had exercised affected options prior to December 2006 for certain adverse consequences under Section 409A of the Internal Revenue Code. This change appears in Amendment No. 2 in:

•                  Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading “Restatement of Consolidated Financial Statements,” and

•                  Item 8, Consolidated Financial Statements and Supplementary Data, “Note 21 - Subsequent Events Related to the Special Committee and Company Investigations and the Restatement”.

Note 2.  Restatement of Consolidated Financial Statements, page 71

Comment:

3.               Please refer to comment 4 our letter dated March 9, 2007.  The Staff, in consultation with the Office of the Chief Accountant of the Division of Corporation Finance (DCAO), continue to believe that your Form 10-K should be amended to include the restated stock-based compensation that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings.  The Staff believes these disclosures could be satisfied by including the table provided in your response in your amended Form 10-K.  Furthermore, with regards to the related payroll tax expense, please expand your disclosures to include a discussion of these adjustments.  For instance, explain why you recorded these payroll tax adjustments, how you determined the amount of such adjustments and when they were measured (i.e. date of grant, date of exercise, etc.).

Response:

We have revised this disclosure in Amendment No. 2, as requested.  Specifically, we expanded our disclosure of the incremental impact, per fiscal year, from recognizing additional expenses resulting from the investigation of our historical stock option grant practices to separately state the impact from additional stock-based compensation expense, the related payroll tax expenses and the previously reported stock-based compensation expense.  We have also expanded our description of the additional payroll tax expense that was recognized.  These changes appear in Amendment No. 2 in Item 8, Consolidated Financial Statements and Supplementary Data, “Note 2 - Restatement of Consolidated Financial Statements.”

Note 4. Allowance for Price Protection, Returns and Doubtful Accounts, page 77

Comment:

4.               Please refer to comment 5 in our letter dated March 9, 2007.  We note in your response that you believe your historical disclosures are in compliance with Rule 12-09 of Regulation S-X.  However, we also note that you manage your accounts receivable allowances in the three categories described in your response and that you track your accounts receivable allowances in these categories as a result of the manner in which you estimate your exposure for each category.  As a result of you managing these accounts separately based on your exposure in each category, we believe that such information is useful to an investor.  Revise your disclosure to present each of the three categories separately similar to the schedule provided in your response.

Response:

We have revised this disclosure in Amendment No. 2, as requested.  Specifically, we expanded our description of our accounts receivable allowances to state that our allowance for co-operative advertising costs are included in our accounts receivable allowances and we expanded the description of our advertising activities to include these co-operative advertising activities.  We also changed the naming of this allowance from “Allowance for Price Protection, Returns and Doubtful Accounts” to “Accounts Receivable Allowances.” Additionally, we have presented a table that clarifies the three categories in which we currently and have historically managed our accounts receivable allowances.  These changes appear in Amendment No. 2 in:

•                  Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the headings “Critical Accounting Estimates” and “Key Balance Sheet Accounts;”

•                  Item 8, Consolidated Financial Statements and Supplementary Data,

-                                            “Note 1 - Description of Business and Summary of Significant Accounting Policies” (specifically “Accounts Receivable Allowances” and “Advertising”) and

-               “Note 4 - Accounts Receivable Allowances.”

Note 20. Quarterly Financial Data (Unaudited), page 90

Comment:

5.               Please refer to comment 7 in our letter dated March 9, 2007.  Pursuant to the guidance in the January 2007 letter from the Chief Accountant of the Division of Corporation Finance, the Staff, in consultation with DCAO, continue to believe that your Form 10-K should be amended to include the impact of your restatement on the individual balance sheet line items as previously reported in your Forms 10-Q.  Please revise to include the restated quarterly balance sheet disclosures on a line-by-line basis for the full two-year period ended March 31, 2006.

Response:

We have revised this disclosure in Amendment No. 2, as requested.  Specifically, we have presented the impact of our prior restatement on the individual balance sheet line items in addition to the individual consolidated statements of operations line items.  This change appears in Amendment No. 2 in Item 8, Consolidated Financial Statements and Supplementary Data, “Note 20 - Quarterly Financial Data (Unaudited)”.

General

Comment:

6.               Where the Company has indicated in your responses that you will revise your disclosures in future filings, please keep in mind that your amended Form 10-K will be considered a “future filing” and such disclosures should be amended accordingly.  We specifically refer you to your response to comments 6 and 8 in our letter dated March 9, 2007.

Response:

We have revised the disclosures referred to (comments 6 and 8) as follows:

Comment 6

We have changed the descriptions of certain expenses in our income statement to the following:

•             Cost of sales - product costs

•             Cost of sales - license amortization and royalties

•             Cost of sales - software amortization and royalties

•             Cost of sales - venture partner expense

Additionally, we have clarified in the note disclosing our agreement with JAKKS that the payments to JAKKS are included in the caption “Cost of sales —venture partner expense.”

Comment 8

We have revised this disclosure as follows:

Pending civil litigation relating to our stock option granting practices could divert management attention and result in significant legal expenses.

We and certain of our directors and current and former officers are defendants in three shareholder derivative actions relating to our stock option granting practices. See Note 21, “Subsequent Events Related to the Special Committee and Company Investigations and the Restatement” in the Notes to Consolidated Financial Statements for a more detailed description of these proceedings.  These actions are in their preliminary stages, and we intend to vigorously defend ourselves. These lawsuits could divert management time and attention from day-to-day operations, and result in significant legal expenses.  While these expenses might negatively affect quarterly results of operations for any given quarter, we do not believe that the lawsuits will ultimately have a material adverse effect on our business.

Additionally, as requested in the May 18 Letter, THQ hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Please direct any additional questions or comments to me at (818) 871-8555.  My fax number is (818) 871-8765.

Sincerely,

/s/ Edward K. Zinser
Edward K. Zinser
Executive Vice President and Chief Financial Officer